SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(b) and (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                               (Amendment No. 9)*

                                 PRESSTEK, INC.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   741113 10 4
                                 (CUSIP Number)


                                December 31, 1998
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1(b)

         |_| Rule 13d-1(c)

         |X| Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 pages

--------------------------                               -----------------------
CUSIP No. 741113 10 4                   13G                    Page 2 of 5 Pages
--------------------------                               -----------------------

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   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
               Robert Howard

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                         (b) |_|

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   3   SEC USE ONLY

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   4   CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
        NUMBER OF              5   SOLE VOTING POWER
         SHARES
      BENEFICIALLY                 2,433,448 as of 12/31/98
        OWNED BY                   (includes options to purchase 120,000 shares)
          EACH             -----------------------------------------------------
        REPORTING              6   SHARED VOTING POWER
         PERSON
          WITH                     24,300 as of 12/31/98
                           -----------------------------------------------------
                               7   SOLE DISPOSITIVE POWER

                                   2,433,448 as of 12/31/98 (includes options
                                   to purchase 120,000 shares)
                           -----------------------------------------------------
                               8   SHARED DISPOSITIVE POWER

                                   24,300 as of 12/31/98
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,457,748 as of 12/31/98 (total of 2,337,748 shares plus 120,000 shares issuable upon exercise of immediately exercisable options)

--------------------------------------------------------------------------------
   10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
   11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               7.6%
--------------------------------------------------------------------------------
   12  TYPE OF REPORTING PERSON*

               IN

--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 5 pages

                                  SCHEDULE 13G


Item 1(a).     Name of Issuer:

               Presstek, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               8 Commercial Street
               Hudson, N.H.  03051

Item 2(a).     Name of Person Filing:

               Robert Howard

Item 2(b).     Address of Principal Business Office Or, If None,
               Residence:

               303 East 57th Street
               New York, New York  10022

Item 2(c).     Citizenship:

               United States of America

Item 2(d).     Title of Class of Securities:

               Common Stock

Item 2(e).     CUSIP Number:

               741113 10 4

Item 3. If this statement is filed pursuant to Rules 13d- 1(b) or 13d-2(b), check whether the person filing is a:

               (a)-(j):  Not applicable.


Item 4.        Ownership:

               (a) Amount Beneficially Owned: 2,457,748 shares as of December 31, 1998, including 2,313,448 shares owned directly by Mr. Howard, 24,300 shares owned by Mr. Howard's wife and 120,000 shares which may be purchased by Mr. Howard pursuant to currently exercisable stock options. Does not include shares owned by the son of Mr. Howard's wife, as to which Mr. Howard disclaims beneficial ownership.


                                Page 3 of 5 pages

               (b) Reference is made to Items Nos. 5-9 and 11 of the Cover Sheet. Calculation of percentage of beneficial ownership is based on 32,276,263 shares of Common Stock outstanding on December 31, 1998.

               (c)  Reference is made to Items Nos. 5-9 and 11 of the Cover
                    Sheet.

Item 5.        Ownership of Five Percent or Less of a Class:

               Not applicable.

Item 6.        Ownership of More Than Five Percent on Behalf of
               Another Person:

               Not applicable.

Item 7.        Identification and Classification of the
               Subsidiary Which Acquired the Security Being
               Reported on by the Parent Holding Company:

               Not applicable.

Item 8. Identification and Classification of Members of the Group:

               Not applicable.

Item 9.        Notice of Dissolution of Group:

               Not applicable.

Item 10.       Certification:

               Not applicable.



                                Page 4 of 5 pages

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 5, 1999                  Signature:     /s/ Robert Howard
                                                      ----------------------
                                        Name/Title:   Robert Howard


                                Page 5 of 5 pages